Nuveen Investments

333 West Wacker Drive

33rd Floor

Chicago, IL 60606

June 25, 2009

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Multistate Trust II
File Nos. 333-14729 and 811-07755

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the Securities and Exchange Commission declare Nuveen Multistate Trust II’s Post-Effective Amendment No. 20, which was filed via EDGAR on May 22, 2009, effective on Tuesday, June 30, 2009.

Sincerely,

/s/ Christopher Rohrbacher

Christopher Rohrbacher